Longeveron Inc.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

February 29, 2024

Division of Corporation Finance
Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Tamika Sheppard Alan Campbell

Re:	Longeveron Inc.
Registration Statement on Form S-1 Filed January 29, 2024
File No. 333-276745

Dear Ms. Sheppard and Mr. Campbell:

We are writing in connection with the above-captioned matter regarding the Registration Statement on Form S-1, File No. 333-276745, of Longeveron Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2024 (the “Form S-1”). We hereby provide the following response to the Staff’s comment letter dated February 9, 2024.

Incorporation of Certain Information by Reference, page 71

1.	It appears that you are attempting to rely on Instruction VII to Form S-1 to incorporate by reference previously filed and future filings of Exchange Act reports. Because you have not yet filed your Form 10-K for your most recently completed fiscal year, December 31, 2023, it appears that you have not satisfied the requirements of paragraph C of that instruction. Please either file your Form 10-K, including the information required by Part III, or revise your filing to include all disclosures required by Form S-1.

Response: The Company has now filed its Form 10-K Annual Report for the fiscal year ended December 31, 2023, which includes the information required by Part III of Form S-1. The Company will shortly file an amendment to its Form S-1 to conform to the updated information contained in its Form 10-K Annual Report.

We hope that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact our counsel, Jennifer Minter, Esq., at (412) 562-8444 if you have any questions regarding this matter.

Sincerely,

/s/ Wa’el Hashad

Wa’el Hashad
Chief Executive Officer

cc:  Jennifer M. Minter, Esq.